                                                                    Exhibit 12-B

                        Delmarva Power & Light Company

          Ratio of Earnings to Fixed Charges and Preferred Dividends
                            (Dollars in Thousands)



                                    12 Months
                                      Ended                     Year  Ended  December  31,
                                     June 30,    ------------------------------------------------------
                                      1998           1997       1996       1995       1994       1993
                                  -------------  ---------- ---------- ---------- ---------- ----------
Net income                             $90,138    $105,709   $116,187   $117,488   $108,310   $111,076
                                  -------------  ---------- ---------- ---------- ---------- ----------

Income taxes                            60,131      72,155     78,340     75,540     67,613     67,102
                                  -------------  ---------- ---------- ---------- ---------- ----------
Fixed charges:
   Interest on long-term debt
     including amortization of
     discount, premium and
     expense                            80,463      78,350     69,329     65,572     61,128     62,651
   Other interest                       10,845      12,835     12,516     10,353      9,336      9,245
   Preferred dividend require-
     ments of a subsidiary
     trust                               5,687       5,687      1,390        -          -          -
                                  -------------  ---------- ---------- ---------- ---------- ----------
     Total fixed charges                96,995      96,872     83,235     75,925     70,464     71,896
                                  -------------  ---------- ---------- ---------- ---------- ----------

Nonutility capitalized interest            (53)       (208)      (311)      (304)      (256)      (246)
                                  -------------  ---------- ---------- ---------- ---------- ----------

Earnings before income taxes
   and fixed charges                  $247,211    $274,528   $277,451   $268,649   $246,131   $249,828
                                  =============  ========== ========== ========== ========== ==========

Fixed charges                          $96,995     $96,872    $83,235    $75,925    $70,464    $71,896

Preferred dividend requirements          7,275       7,556     14,961     16,185     15,948     14,803
                                  -------------  ---------- ---------- ---------- ---------- ----------

                                      $104,270    $104,428    $98,196    $92,110    $86,412    $86,699
                                  =============  ========== ========== ========== ========== ==========

Ratio of earnings to fixed charges
   and preferred dividends                2.37        2.63       2.83       2.92       2.85       2.88

For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, plus the interest factor associated with the Company's major leases, and one-third of the remaining annual rentals. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.


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